Sit Investment Associates
Mutual Funds Newsletter
Winter 2015

Sit Mutual Funds - 2014 in Review

US Government Securities Fund +2.22%
Investments in high-coupon, seasoned agency mortgages helped drive returns for the Fund. Prepayments slowed modestly after peaking in mid-2013 and have now stabilized resulting in a higher yield for the Fund. A relatively low duration (measure of sensitivity to interest rate changes) and higher yield led to a strong risk/reward relationship by the end of the year with a duration of 1.27 years and a 30-Day SEC yield of 3.10%.

Quality Income Fund +0.68%
The Quality Income Fund's low duration (0.48 years as of 12/31/14), focus on income, and high-quality portfolio holdings helped shield the Fund from the increase in short term rates. Income from taxable municipals, asset backed securities, and corporate bonds contributed the most to returns.

Tax-Free Income Fund +14.60%
Longer-maturity issues and "A"- and "BBB"-rated revenue bonds experienced stronger performance relative to shorter-maturity and "AAA" general obligation bonds. Sectors contributing most to the Fund's return include single- and multi-family mortgage revenue bonds and hospital revenue bonds. The Fund significantly outperformed its benchmark, the Barclays 5-Year Muni Index, 14.60% vs. 3.19%.

MN Tax-Free Income Fund +9.91%
The Fund outperformed the Barclays 5-Year Muni Index by over +6%. The outperformance was a result of significant returns from "A"-rated revenue bonds, longer-dated maturities and a stronger performance versus the benchmark within housing and education-related revenue. As of 12/31/14 the Fund had a relatively modest duration of 4.7 years and a relatively high 30-Day SEC yield of 2.74% versus similar funds within its category.

Balanced Fund +9.15%
Stock selection in the consumer services and health services sectors combined to enhance the Fund's return for the equity portion of the portfolio. Within the fixed income portion of the portfolio, corporate bonds and taxable municipals both provided significant income. The Fund also benefited from a partial shift in the 3rd quarter from lower-quality corporate bonds into longer-maturity Treasuries which performed well.

Large Cap Growth Fund +10.97%
Portfolio allocations to the health technology and health services sectors added positively to returns for the year. Positions in Avago Technologies (+93.19%) and Allergan, Inc. (+91.63%) added a significant boost to performance as well.

Mid Cap Growth Fund +6.01%
The Fund's stock selections within electronic technology, consumer services, and healthcare technology sectors provided the Fund with the bulk of its positive return. Other positive contributors included consumer services company Marriot International (+60.04%) and transportation holding Alaska Air Group (+64.65%).

Small Cap Growth Fund +1.46%
The Fund benefited the most from an overweight allocation to the transportation sector. Some individual holdings that turned in significant performance included Skyworks Solutions (+156.33%) and Alexion Pharmaceuticals (+39.24%).

Dividend Growth Fund, Class I +12.12%
Stock selections within the consumer discretionary sector such as Time Warner (+29.97%) and Home Depot (+30.25%) along with holdings in the industrials sector benefited the Fund's return. Positive contributions also came from a significant weighting in healthcare stocks.

Global Dividend Growth Fund, Class I +4.03%
The Fund's return was boosted by being overweight in U.S. stocks relative to the rest of the world. Holdings in Avago Technologies (+93.19%), a semiconductor supply company, and large weightings in both Covidien, Plc (+53.23%) and Medtronic (+25.25%) added significantly to the Fund's return for the year.

International Growth Fund -7.88%
Despite a downturn for many of the world's major geographic regions in 2014, the Fund benefited from positive stock selections within the U. K. (Shire, PLC +102.44% and Bellway, PLC +19.85%) and from having a significant weight in Covidien, PLC (+53.23%).

Developing Markets Growth Fund -7.79%
The Fund's return was aided by holdings in Bitauto Holdings Ltd. (+98.90%), ICICI Bank (+57.74%) and BIM Birlesik Magazalar A.S. (+29.48%) which contributed significantly to returns for the year.

2014 Year-End Distributions

As required by law, Sit Mutual Funds distributed net realized capital gains and income for 2014 on December 18, 2014 to shareholders of record on December 17th. The 2014 short- and long-term distributions are reported on the Federal form 1099-DIV, which are expected to be mailed to shareholders by February 17, 2015. Distributions for all the Sit Mutual Funds are available on www.sitfunds.com.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



Growth trends in the U.S. clearly improved during the second half of 2014 following a sluggish start in the first six months. Labor markets continued to improve, with just under three million jobs created during the year and an unemployment rate of 5.6%. Job growth is helping to drive steady gains in consumer spending, which accounts for over two-thirds of U.S. GDP. Manufacturing expansion, according to the Institute for Supply Management, is solid, and auto sales have risen. The recent 50% decrease in oil prices could temporarily stimulate the overall economy by increasing consumer spending. We believe that the economic expansion will continue at a modest pace in 2015.

As a result of the Federal Reserve's end to its quantitative easing program in 2014, investors are now focused on the timing of increases in the federal funds rate. The current consensus assumption is that rate increases will occur in the latter half of 2015, but we believe there is a high probability that rate hikes will begin later, based on the outlook for moderate inflation in the months ahead due to collapsing oil prices and a strengthening U.S. dollar. There are, however, many potential variables that could alter this outcome in the months ahead, such as wage inflation.

Outside the U.S., markets weakened in many regions in 2014, triggering sharp increases in the relative value of the U.S. dollar. Growth weakened in Europe during the second half of the year, and deflationary pressures are building. Factors subduing growth in Europe include credit conditions, high unemployment, high debt levels, and a hobbled banking system. We believe the Euro Area will undergo another year of lackluster economic growth in 2015. We also remain cautious on the outlook for Japan, as Prime Minister Abe's policy initiatives have shown little progress in overcoming the country's structural problems to this point. China's economic momentum has faded as the economy adjusts to a "new normal" after a long period of excessive investment spending and, more recently, bank lending. China's slowing economy has had a far-reaching impact on other economies.

Equities

U.S. equities performed quite well in 2014. Steady economic growth, minimal inflation pressures, and low interest rates bode well for equities. While valuations for stocks appear "fair" relative to historical averages, extremely low interest rates encourage investors to seek riskier assets such as equities. Strong corporate balance sheets and record cash flow generation are providing firms ample opportunity to create value for shareholders through a combination of mergers and acquisitions, stock repurchases, and increasing dividends. The decline in energy prices will provide a windfall for consumers and decreasing costs for energy-intensive companies.

Although we believe the environment will likely support further gains in equity prices, there are reasons to expect volatility to increase. While the strong U.S. dollar positively impacts the economy overall (e.g., lowering inflation), multinational companies will face earnings pressure due to relative weakness in overseas economies and the negative impact of translating profits into U.S. dollars from weaker currencies. Rapidly falling energy prices will significantly impact many companies, including oil producers and the equipment companies servicing them. Credit markets may experience a fallout from energy-related lending associated with the "shale revolution" in the U.S. In addition, there is potential for rising geopolitical risks stemming from economic weakness in other oil-producing nations such as those in the Middle East, Russia, and Venezuela. One last factor to consider is possible investor concern over rising interest rates as the U.S. economy accelerates.

Globally, we remain concerned about economic trends in Europe, but we enter 2015 with cautious optimism based on the premise that valuations are attractive. Additional liquidity-enhancing measures by the European Central Bank, a weaker currency, and lower oil prices will be catalysts for a more positive corporate earnings backdrop. In Japan, multinationals and exporters should benefit from relatively stronger demand in overseas markets as well as from the weakened yen. China has recently seen progress from its economic reforms and monetary policy initiatives. The MSCI China Index rallied over +6% in the final quarter of 2014 on the lending rate cut and expectations of further monetary easing.

Fixed Income

Both taxable and municipal fixed-income securities turned in strong performance for the year, gaining +6.0% and +9.1%, respectively. Virtually all investment-grade bonds had positive returns during the quarter, with A- and BBB-rated bonds experiencing relatively stronger performance.

The Treasury yield curve flattened for both the quarter and the year. The 5-year U.S. Treasury was the fulcrum for the flattening trend. Hints of a rise in the fed funds target rate mid-2015 resulted in shorter-term Treasury yields rising +10 to +30 basis points for both the quarter and the year. Longer-term Treasury yields fell -7 to -33 basis points in the fourth quarter and -48 to -121 basis points for the year, reflecting the easing of inflation fears in response to the end of the Federal Reserve's bond-buying programs. We expect the yield curve to continue to flatten in 2015, as improving domestic economic conditions will likely encourage the Federal Reserve to raise short-term rates. Global economic uncertainty, developments in the energy markets, and low inflation will help keep longer-term rates contained.

In taxable securities, the U.S. Treasury sector was the best performing sector for the fourth quarter but one of the worst performing sectors for the year. Conversely, corporate bonds underperformed during the quarter as global uncertainty reduced demand, but was the best performing sector for the year, primarily due to their long duration.

Tax-exempt municipal bonds ended the quarter and year with a continued and pronounced flattening of the tax-exempt yield curve. Shorter maturities experienced modest yield increases over the quarter, while maturities 10 years and longer saw ongoing yield decreases.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Master of Business Administration from the Harvard Graduate School of Business.

William Eldridge Frenzel



Congressman William Eldridge Frenzel, a Sit Mutual Funds director and frequent speaker at the annual shareholder meetings, lost his valiant battle with cancer this past November. Bill, as he preferred to be called, had been part of the Sit organization since 1989. The ten-term U.S. Congressman also served on the boards of Sit Investment Associates and Sit Fixed Income Advisors.

Bill began his political career in state politics, serving in the Minnesota Legislature for eight years before his 1971 election to Congress. Throughout his 20 years in the House, Bill distinguished himself in both his service on influential committees and his ability to work with both sides of the aisle. Although never a member of the Congressional majority, Bill earned the respect of both democratic and republican colleagues for his supreme grasp on policy, particularly regarding free-trade and fair taxation, his sense of humor, and his constant willingness to seek common ground.

Bill remained active in policy discussion and education long after his 1991 retirement from Congress. Immediately after his "retirement," Bill became a guest scholar at the Brookings Institution, a position he would hold for the remainder of his life. In 1993 he served as a special advisor to President Bill Clinton for NAFTA and played a pivotal role in getting the agreement passed. President George W. Bush appointed him to the Social Security Commission in 2001 and to the Advisory Committee on Trade Policy and Negotiations in 2002. In 2005 he was appointed to President Bush's Tax Reform Commission. Most recently, in 2014, President Obama appointed him to the Advisory Committee for Trade Policy and Negotiations. Despite all these activities, Bill found time to co-found the Economic Club of Minnesota, an organization that provides a non-partisan platform for leaders in business, government and public policy to present ideas on how Minnesota and America can most effectively provide leadership on economic and strategic issues.

Bill's commitment to his country extended beyond the political realm. Before his Congressional career, he served as a lieutenant in the United States Naval Reserve from 1951 to 1954 during the Korean War. His strong commitment was also evident in his 63-year marriage to his wife Ruthy.

Bill will be remembered for his frank and engaging insights on political and policy matters, and we will miss his counsel and company.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
612-334-5888
800-332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

2014 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2014	Date Mailed to Shareholders
1099-DIV	Reports ordinary and qualified dividends and short and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	Shareholders that realized capital gains and dividend income in 2014 from investments in the Sit Mutual Funds. All the Sit Mutual Funds realized a capital gain and/or dividend income in 2014.	By 2/17/15
1099-B	Reports exchange and redemption activity in non-IRA Accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	By 2/17/15
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA and retirement plan accounts.	By 2/2/15
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By 6/1/15

Sit U.S. Government Securities Fund

As of December 31, 2014

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 28 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
U.S. Government Securities	**0.62**	**2.22**	**0.91**	**2.06**	**3.66**	**5.77**	**3.10**	**1.83**
Barclays Interm. Gov't Index	0.95	2.52	0.99	2.78	3.76	5.96		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
U.S. Government Securities	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**
Barclays Interm. Gov't Index	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52

PORTFOLIO SECTOR ALLOCATION (%)

CMO	48.1
FNMA Pass-Through	21.3
GNMA Pass-Through	12.9
FHLMC Pass-Through	9.0
Asset-Backed	3.4
SBA Pass-Through	1.1
Cash & Other Net Assets	3.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$585.6
Average Maturity:	19.0 Years
Effective Duration:	1.3 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of December 31, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Annualized Returns: Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**-0.06**	**0.68**	**0.63**	**0.79**	**0.67**
Barclays U.S. 1-3 Gov't/Credit Index	0.17	0.77	0.71		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	YTD 2014
Quality Income	**0.58**	**1.26**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.77

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	45.8
Corporate Bonds	23.0
Asset-Backed (non-agency)	8.9
Mortgage Pass-Through (Agy.)	6.1
CMO (non-agency)	5.3
Taxable Municipal	4.2
Cash & Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$166.0
Average Maturity:	5.8 Years
Effective Duration:	0.5 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Michael C. Brilley, 46 years
- Bryce A. Doty, CFA, 24 years
- Mark H. Book, CFA, 28 years
- Christopher M. Rasmussen, CFA, 14 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of December 31, 2014

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 20 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.77**	**14.60**	**6.37**	**6.44**	**4.21**	**5.43**
Barclays 5-Year Muni Index	0.09	3.19	2.32	3.44	3.97	5.38

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Tax-Free Income	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**
Barclays 5-Year Muni Index	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.81
30-Day SEC Yield	3.21

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.46
36.8% Tax Rate	5.08
38.8% Tax Rate	5.25
43.4% Tax Rate	5.67

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.9
Multi Family Mortgage	18.2
Other Revenue	12.2
Education/Student Loan	9.9
Insured	8.1
General Obligation	6.5
Investment Companies	6.1
Hospital / Health Care	6.0
Sectors Less Than 3.0%	7.6
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$161.0
Average Maturity:	17.7 Years
Duration to Estimated Avg. Life:	6.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.26**	**9.91**	**4.53**	**5.45**	**4.63**	**4.98**
Barclays 5-Year Muni Bond Index	0.09	3.19	2.32	3.44	3.97	4.65

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Minnesota Tax-Free Income	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**
Barclays 5-Year Muni Index	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.60
30-Day SEC Yield	2.74

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	4.13
43.03% Tax Rate	4.81
44.83% Tax Rate	4.97
48.98% Tax Rate	5.37

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.7
Single Family Mortgage	16.7
Hospital / Health Care	16.1
Education/Student Loan	10.9
Other Revenue	7.1
Utility	5.1
Municipal Lease	4.5
Escrow to Maturity/Pre-Refund	2.2
Sectors Less Than 2.2%	9.4
Cash and Other Net Assets	8.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$425.1
Average Maturity:	15.4 Years
Duration to Estimated Avg. Life:	4.8 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 20 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of December 31, 2014

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Bryce A. Doty, CFA, 24 years
John M. Bernstein, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.84**	**9.15**	**12.41**	**9.88**	**6.34**	**7.03**
S&P 500® Index	4.93	13.69	20.41	15.45	7.67	9.42
Barclays Aggregate Bond Index	1.79	5.97	2.66	4.45	4.71	5.75

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**9.95**	**18.36**	**9.15**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	16.00	32.39	13.69
Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	4.22	-2.02	5.97

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.1
Google, Inc.	1.7
Visa, Inc.	1.5
CVS Health Corp.	1.4
Microsoft Corp.	1.3

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	1.7
U.S. Treasury Note, 2.75%, 11/15/42	1.3
U.S. Treasury Strip, 2.85%, 11/15/23	1.0
U.S. Treasury Note, 1.00%, 12/15/17	0.8
Microsoft Corp., 5.20%, 6/1/39	0.7

PORTFOLIO ALLOCATION (%)

Stocks	62.7
Bonds	33.6
Cash and Other Net Assets	3.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$16.9
Number of Holdings:	200

Sit Large Cap Growth Fund

As of December 31, 2014

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**5.15**	**10.97**	**17.78**	**12.48**	**7.62**	**10.07**
Russell 1000® Growth Index	4.78	13.05	20.26	15.81	8.49	11.16

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Large Cap Growth	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**
Russell 1000® Growth Index	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	4.8
Google, Inc.	4.0
Gilead Sciences, Inc.	2.7
Visa, Inc.	2.6
Microsoft Corp.	2.5

Company Name	% of Net Assets
CVS Health Corp.	2.3
PepsiCo, Inc.	2.3
Home Depot, Inc.	2.2
Union Pacific Corp.	1.8
Ecolab, Inc.	1.8
Total	26.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.3
Technology Services	16.6
Electronic Technology	11.7
Producer Manufacturing	9.0
Retail Trade	7.8
Consumer Non-Durables	7.1
Consumer Services	6.9
Health Services	3.5
Sectors Less Than 3.5%	19.2
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$174.9
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	119.5
Median Market Cap (Billions):	51.3
Turnover Rate:	10.1 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Ronald D. Sit, CFA, 30 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of December 31, 2014

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 23 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**5.30**	**6.01**	**18.74**	**14.74**	**8.27**	**12.03**
Russell Midcap® Growth Index	5.84	11.90	20.71	16.94	9.43	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Mid Cap Growth	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**
Russell Midcap® Growth Index	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.6	Ecolab, Inc.	2.0
TJX Cos., Inc.	2.3	Marriott International, Inc.	1.7
Allergan, Inc.	2.2	Ultimate Software Group, Inc.	1.7
Avago Technologies, Ltd.	2.0	priceline.com, Inc.	1.7
Macy's, Inc.	2.0	Chipotle Mexican Grill, Inc.	1.7
		Total	19.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	12.6
Finance	9.2
Technology Services	8.7
Retail Trade	8.6
Producer Manufacturing	8.4
Electronic Technology	7.7
Consumer Services	7.3
Commercial Services	6.0
Sectors Less Than 5.5%	30.4
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$177.9
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$18.7
Median Market Cap (Billions):	$9.4
Turnover Rate:	11.0 %

Sit Small Cap Growth Fund

As of December 31, 2014

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**5.89**	**1.46**	**16.34**	**14.87**	**8.87**	**10.97**
Russell 2000® Growth Index	10.06	5.60	20.14	16.80	8.54	8.05

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Small Cap Growth	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**
Russell 2000® Growth Index	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.5	Buffalo Wild Wings, Inc.	1.9
Alexion Pharmaceuticals, Inc.	2.1	Affiliated Managers Group, Inc.	1.9
Polaris Industries, Inc.	2.1	Celgene Corp.	1.9
Ultimate Software Group, Inc.	2.0	Synaptics, Inc.	1.8
Snap-On, Inc.	2.0	First Republic Bank/CA	1.8
		Total	20.1

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	13.9
Technology Services	12.8
Producer Manufacturing	10.1
Finance	7.9
Electronic Technology	7.7
Health Services	7.4
Consumer Services	6.2
Transportation	5.5
Sectors Less Than 5.0%	27.7
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$99.0
Number of Holdings:	98
Wtd. Avg. Market Cap (Billions):	$7.0
Median Market Cap (Billions):	$3.5
Turnover Rate:	17.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 23 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of December 31, 2014

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**5.00**	**12.12**	**17.73**	**14.44**	**9.75**	**9.85**	**1.56**	**1.44**
S&P 500® Index	4.93	13.69	20.41	15.45	7.67	7.96		
Class S Shares	**4.93**	**11.79**	**17.43**	**14.15**	**--**	**9.04**	**1.29**	**1.07**
S&P 500 Index	4.93	13.69	20.41	15.45	--	7.71		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Class I Shares	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**
Class S Shares	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**
S&P 500 Index	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	2.8	JPMorgan Chase & Co.	2.3
Johnson & Johnson	2.6	Verizon Communications, Inc.	2.2
Honeywell International, Inc.	2.4	Medtronic, Inc.	2.2
Home Depot, Inc.	2.4	Apple, Inc.	2.0
PepsiCo, Inc.	2.3	Intel Corp.	1.8
		Total	23.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.8
Health Technology	14.7
Producer Manufacturing	9.5
Electronic Technology	8.4
Retail Trade	7.1
Consumer Non-Durables	6.7
Energy Minerals	5.0
Utilities	4.7
Sectors Less Than 4.5%	27.9
Cash and Other Net Assets	0.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$966.0
S Share Assets (Millions):	$91.4
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$93.3
Median Market Cap (Billions):	$33.3
Turnover Rate:	27.6 %

Sit Global Dividend Growth Fund

As of December 31, 2014

FUND PERFORMANCE (%)

	Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**2.31**	**4.03**	**12.88**	**9.35**	**10.30**	**1.45**	**1.33**
Class S Shares	**2.25**	**3.76**	**12.61**	**9.07**	**10.02**	**1.16**	**1.07**
MSCI World Index	1.01	4.94	15.47	10.20	8.37		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	YTD 2014
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.3
Health Technology	10.9
Consumer Non-Durables	10.5
Producer Manufacturing	8.2
Retail Trade	7.8
Electronic Technology	6.8
Energy Minerals	4.8
Process Industries	4.0
Sectors Less Than 4.0%	22.9
Cash and Other Net Assets	8.8

PORTFOLIO COUNTRY ALLOCATION (%)

United States	54.7
United Kingdom	7.8
Switzerland	7.0
France	3.7
Germany	2.6
Netherlands	2.5
Canada	2.4
Japan	2.2
7 Countries Less Than 2.2%	8.3
Cash and Other Assets	8.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, Inc.	2.6
Verizon Communications, Inc.	2.4
Roche Holding AG	2.4
Diageo, PLC, ADR	2.3
Seven & I Holdings Co., Ltd.	2.2
Johnson & Johnson	2.1
Nestle SA	2.0
Chevron Corp.	1.9
Cardinal Health, Inc.	1.9
DS Smith, PLC	1.8
Total	11.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$24.0
S Share Assets (Millions):	$5.7
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$102.7
Median Market Cap (Billions):	$61.4
Turnover Rate:	27.9 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Raymond E. Sit, 22 years
Michael J. Stellmacher, CFA, 23 years
Tasha M. Murdoff, 19 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of December 31, 2014

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Tasha M. Murdoff, 19 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-3.36**	**-7.88**	**8.76**	**4.67**	**3.33**	**3.88**
MSCI EAFE Growth Index	-2.29	-4.43	11.03	6.19	4.91	4.11

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
International Growth	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**
MSCI EAFE Growth Index	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-4.43

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.5
Health Technology	15.4
Consumer Non-Durables	14.6
Producer Manufacturing	11.2
Process Industries	6.5
Commercial Services	6.4
Electronic Technology	6.0
Consumer Durables	4.4
Sectors Less Than 4.4%	18.0
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	19.6
Japan	14.4
Switzerland	11.9
Germany	8.9
France	8.8
Netherlands	5.9
China/Hong Kong	5.3
Ireland	4.4
12 Countries Less Than 4.4%	18.8
Cash and Other Assets	2.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.3
Diageo, PLC, ADR	3.2
Covidien, PLC	2.5
Roche Holding AG	2.5
Novartis AG	2.3
DS Smith, PLC	2.2
Seven & I Holdings Co., Ltd.	2.2
Siemens AG	2.2
British American Tobacco, PLC	2.2
Barclays, PLC	2.0
Total	24.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.1
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$62.5
Median Market Cap (Billions):	$33.5
Turnover Rate:	28.4 %

Sit Developing Markets Growth Fund

As of December 31, 2014

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-6.09**	**-7.79**	**1.00**	**-0.77**	**6.37**	**4.05**
MSCI Emerging Markets Index	-4.88	-4.63	1.43	-0.68	5.84	3.43

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Developing Markets Growth	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**
MSCI Emerging Markets Index	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.0
Electronic Technology	10.1
Consumer Services	9.3
Consumer Non-Durables	8.6
Technology Services	6.8
Producer Manufacturing	6.5
Communications	6.3
Energy Minerals	6.2
Sectors Less Than 6.2%	25.5
Cash and Other Net Assets	1.7

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	27.8
Brazil	15.2
South Korea	14.1
South Africa	9.3
India	7.1
Taiwan	5.8
Thailand	3.5
Turkey	3.3
8 Countries Less Than 3.3%	12.2
Cash and Other Assets	1.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.7
Samsung Electronics Co., Ltd.	4.1
Embraer SA, ADR	4.0
Shinhan Financial Group Co., Ltd.	3.9
Naspers, Ltd.	3.8
Ambev SA, ADR	3.5
ICICI Bank, Ltd., ADR	3.2
China Life Insurance Co., Ltd., ADR	3.2
Taiwan Semiconductor Co.	2.9
Astra International Tbk PT	2.5
Total	35.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.4
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$44.3
Median Market Cap (Billions):	$20.9
Turnover Rate:	11.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years

Raymond E. Sit, 22 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds Annual Performance Review • Investment Outlook and Strategy Summary • William Frenzel Tribute • Tax Forms Delivery Dates • Fourth Quarter Fund Data • Sit 2015 Investment Seminar Schedule

Sit Mutual Funds 2015 Investment Seminar Schedule

We've scheduled three seminars for 2015. Join seminar leader Steve Benjamin for breakfast or lunch to learn about investment strategies, Social Security, and preparing for retirement. Seminars will be available at two locations. The breakfast sessions will be held from 7:30 to 8:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue in Edina, Minnesota. The lunch sessions, which are scheduled from noon to 1:00 p.m., will be held on the 49th floor of the IDS Tower located at 80 S. 8th Street in downtown Minneapolis.

Reservations are required, so please contact Steve Benjamin at 612-359-2554 or spb@sitinvest.com to reserve your place.

Investment Strategies for Interesting Times

February 24, 2015

Does the market confound you? Are you uncertain about what changes to make – if any – to your investment portfolio? Then attend this seminar to learn some new strategies to gain control over your investments in these most interesting times. A brief update on the latest tax law changes will be given, too.

Social Security in Plain English

March 31, 2015

Last year, Social Security distributed over $800 billion in benefits to 58 million Americans. However, many people have no idea how the program functions or how benefits are determined. Attend this seminar to learn how Social Security works, different ways to file for retirement benefits and how Social Security might change in the future.

A Financial Checklist for Your Retirement Years

April 28, 2015

It can be difficult to know if you're sufficiently prepared for retirement. Will there be enough money? Can taxes be kept to a minimum? What changes can be made if you're already retired? Attend this seminar to ensure that your financial picture will be strong – and remain so – throughout retirement.